UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 29, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

The following reporting persons (collectively, the “Reporting Persons”) (i) SG Enterprises II, LLC, a Washington limited liability company (“SG Enterprises”), (ii) John W. Stanton (“Mr. Stanton”), and (iii) Theresa E. Gillespie (“Ms. Gillespie”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017, by Amendment No. 1 filed with the SEC on August 31, 2021 and by Amendment No. 2 filed with the SEC on September 13, 2021.  Mr. Stanton and Ms. Gillespie are husband and wife and are the sole owners, members, managers and officers of SG Enterprises.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “ Issuer”), with its principal executive offices located at 155 108th Avenue NE, Suite 400, Bellevue, Washington 98004.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

“On December 31, 2021, the Issuer and its minority partner Tesbrit BV issued a press release (the “Press Release”), which is filed as Exhibit 6 hereto, and incorporated by reference into this Item 6, announcing that they have entered into a definitive agreement to sell 100% of their equity in Two Degrees Group Limited, the Issuer’s New Zealand subsidiary, to Voyage Digital (NZ) Limited (the “Sale Transaction”). The Sale Transaction is subject to required regulatory approvals and the approval of the Issuer’s shareholders. On December 29, 2021, SG Enterprises entered into a voting and support agreement (the “Support Agreement”) agreeing to vote SG Enterprises’ Common Shares in favor of the Sale Transaction.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 7 hereto, and incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following as Exhibits thereto:

“ 6. Press Release, dated December 31, 2021, of Trilogy International Partners Inc., incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed on January 3, 2022 (https://www.sec.gov/Archives/edgar/data/1689382/000165495422000002/trl_ex991.htm)

7.  Voting and Support Agreement, dated December 29, 2021, between SG Enterprises II, LLC and Voyage Digital (NZ) Limited”

Page 2 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 6, 2022

SG ENTERPRISES II, LLC

/s/ John W. Stanton
John W. Stanton
Governor

JOHN W. STANTON

/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
Theresa E. Gillespie

Page 3 of 3 Pages